EXHIBIT B

OFFER TO PURCHASE

Bow River Capital Evergreen Fund

 c/o UMB Fund Services, Inc.

235 West Galena Street

 Milwaukee, Wisconsin 53212

OFFER TO PURCHASE SHARES
DATED JULY 27, 2022

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.

 BY AUGUST 26, 2022.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON AUGUST 26, 2022,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of
Bow River Capital Evergreen Fund:

Bow River Capital Evergreen Fund, a closed-end, non-diversified management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 5% of the net assets of the Fund. The Fund’s investment objective is to is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential. The Advisor of the Fund is Bow River Asset Management LLC. The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of August 31, 2022 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any early repurchase fee. As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interests in the Fund representing beneficial Shares in the Fund and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires that constitute Class I or Class II that are tendered by Shareholders pursuant to the Offer. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on August 26, 2022 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Repurchase Request Deadline ” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration and Trust dated August 18, 2020 (as it may be amended from time to time, the “Agreement and Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between July 22, 2022 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. In addition, shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through August 31, 2022, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (888) 330-3350 or at Bow River Capital Evergreen Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, the Adviser or the Fund’s Board of Trustees makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board of Trustees.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Bow River Capital Evergreen Fund

 c/o UMB Fund Services, Inc.

235 W. Galena Street

 Milwaukee, WI 53212

Attention: Tender Offer Administrator

 Phone: (888) 330-3350

Fax: (816) 860-3140

TABLE OF CONTENTS

1.	Summary Term Sheet	5
2.	Background and Purpose of the Offer	7
3.	Offer to Purchase and Price	8
4.	Amount of Tender	8
5.	Procedure for Tenders	9
6.	Withdrawal Rights	9
7.	Purchases and Payment	10
8.	Certain Conditions of the Offer	10
9.	Certain Information about the Fund	11
10.	Certain Federal Income Tax Consequences	12
11.	Miscellaneous	12

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

●	The Offer. Bow River Capital Evergreen Fund (the "Fund") is offering to repurchase, for cash, up to five percent (5%) of its Shares (as defined below) (or approximately 299,159 Class I Shares and 25,151 Class II Shares outstanding as of July 22, 2022) at a price equal to the net asset value ("NAV") as of the close of regular business hours on the New York Stock Exchange on the Repurchase Pricing Date (defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the two classes offered by the Fund designated as Class I Shares and Class II Shares that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on July 22, 2022, there was approximately $237,665,563 (or 5,983,178 Shares) and $19,955,056 (or 503,025 Shares) outstanding capital of the Fund held in Class I Shares and Class II Shares, respectively. The purpose of this offer is to provide a level of liquidity to shareholders of the Fund (“Shareholders”) given that no secondary market exists for these Shares. This offer is not conditioned on the tender of any minimum number of Shares. This offer is made subject to the terms and conditions made in this Offer and the Fund’s prospectus and statement of additional information.

A Shareholder may tender all or some of its Shares. A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $100,000 for Class I Shares and $25,000 for Class II Shares. The Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. See Section 4.

●	Net Asset Value. The NAV per Class I Share and Class II Share as of the close of business on July 22, 2022 was $39.72 and $39.67, respectively. The NAV at which the Fund will repurchase Shares will not be calculated until the Repurchase Pricing Date (defined below). The NAV can fluctuate. Therefore, the NAV on the Repurchase Pricing Date may be higher or lower than the NAV stated above or the date on which you return your Repurchase Offer Request Form. The current NAV may be obtained by calling 888-330-3350 and asking for the most recent price. The Shares of the Fund are not traded on any organized market or securities exchange.

●	Repurchase Request Deadline. All Repurchase Offer Request Forms must be received in proper form by 11:59 p.m., Eastern Time, on August 26, 2022 (the “Repurchase Request Deadline”). Please allow an appropriate amount of time for your Repurchase Request Offer Form to reach the Fund. See “Repurchase Procedures” below.

●	Repurchase Pricing Date. The NAV used to calculate the repurchase price will be determined on August 31, 2022 (the “Repurchase Pricing Date”). This may be higher or lower than the NAV on the date on which you return your Repurchase Offer Request Form.

●	Payment for Shares Repurchased. The Fund will pay repurchase proceeds within seven (7) calendar days from the Repurchase Pricing Date. The Fund will not charge a repurchase fee unless you tender Shares for repurchase at any time prior to the day immediately preceding the one-year anniversary of your purchase of such Shares, in which case you will be charged a 2.00% early repurchase fee. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Additionally, if your Shares are held for you by your broker-dealer, or for your retirement plan by your retirement plan trustee or otherwise by a nominee, such person may charge a transaction fee for submitting a repurchase request for you.

●	Increase in Number of Shares Repurchased. Pro Rata Purchase. If shareholders tender for repurchase more than five percent (5%) of the outstanding Shares of the Fund, the Fund may, but is not required to, repurchase up to an additional two percent (2%). If the Fund determines not to repurchase an additional two percent (2%) or shareholders tender Shares in an amount exceeding the repurchase offer amount plus 2% of the outstanding Shares, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may (i) accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than one hundred Shares and who tender all of their Shares, before prorating Share tenders by others; or (ii) accept by lot Shares tendered by common shareholders who tender all Shares held by them and who, when tendering their Shares, elect to have all or none or at least a minimum amount or none accepted, if the company first accepts Shares tendered by shareholders who do not so elect. In addition, Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan will be treated the same as any other tendered Shares. There can be no assurance that the Fund will be able to repurchase all Shares that each shareholder has tendered, even if all the Shares in a shareholder’s account are tendered. In the event of an oversubscribed offer, the Fund may not be able to repurchase all Shares that you tender and you may have to wait until the next repurchase offer to tender the remaining Shares. Subsequent repurchase requests will not be given priority over other shareholder requests. You may be subject to NAV fluctuation during the period between repurchase offers.

●	Withdrawal or Modification. If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on August 26, 2022 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to September 21, 2022 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

●	Suspension or Postponement of Repurchase Offer. The Fund may suspend or postpone this Offer only by a vote of a majority of the members of the Board, including a majority of the independent Trustees, and only in the following limited circumstances: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Securities and Exchange Commission may by order permit for the protection of shareholders of the Fund.

●	Repurchase Procedures. If you would like the Fund to repurchase all or some of your Shares, you should complete, sign and return a Letter of Transmittal via (i) mail to Bow River Capital Evergreen Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator or (ii) fax to (816) 860-3140, so that it is received before 11:59 p.m., Eastern Time, on August 26, 2022. The Fund recommends that all documents be submitted to the UMBFS via certified mail, return receipt requested, or by fax. The value of the Shares is expected to change between July 22, 2022 (the last time prior to the date of this filing as of which net asset value was calculated) and the date as of which the value of the Shares being repurchased will be determined and the date as of which the repurchase will be effected. See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Agreement and Declaration of Trust. The Registration Statement and the Agreement and Declaration of Trust provide that the board of trustees of the Fund (the “Board of Trustees”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund commenced investment operations on January 4, 2021 and has previously offered to repurchase Shares from shareholders pursuant to written tenders beginning with a required repurchase offer for the quarter ended June 2021.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Trustees has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Agreement and Declaration of Trust. While the Adviser intends to recommend to the Fund’s Board of Trustees that the Fund make discretionary repurchase offers on a semi-annual basis each year, the Fund’s Board of Trustees is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may experience an increase in the expense ratio and bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on August 26, 2022 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 5% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on August 26, 2022 (or if the Offer is extended, by any later date), and not withdrawn (as provided in Section 6 below) prior to the Repurchase Request Deadline. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of August 31, 2022 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds. In determining whether the repurchase of Shares is subject to an early repurchase fee, the Fund will repurchase those Shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $100,000 for Class I Shares or less than $25,000 for Class II Shares, the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 5% of the net assets of the Fund, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5% of the net assets of the Fund are duly tendered to the Fund prior to the Repurchase Request Deadline and not withdrawn prior to the Repurchase Request Deadline pursuant to Section 6 below, the Fund will , in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered prior to the Repurchase Request Deadline and not withdrawn prior to the Repurchase Request Deadline for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should complete, sign and return a Letter for Transmittal via (i) mail to Bow River Capital Evergreen Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator or (ii) fax to (816) 860-3140, so that it is received before 11:59 p.m., Eastern Time, on August 26, 2022 (or if the Offer is extended, by any later date). The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on August 26, 2022 (or if the Offer is extended, no later than any later date). The Fund recommends that all documents be submitted to the Tender Offer Administrator via certified mail, return receipt requested, or by fax.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured. None of the Fund, the Adviser or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Repurchase Request Deadline, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to September 21, 2022 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered when it gives verbal notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of August 31, 2022, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Shareholders required to be made by the Registration Statement and the Agreement and Declaration of Trust have been made. The Fund will not pay interest on the purchase amount.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings.  The Fund expects to utilize cash on hand and proceeds from the sale of portfolio holdings to meet a maximum repurchase amount of approximately $12.8 million. The Fund will maintain liquid assets equal to the repurchase offer amount from the time that shareholder notification is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the repurchase offer amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. None of the Fund, the Board of Trustees, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Trustees of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (b) for any period during which the New York Stock Exchange or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Securities and Exchange Commission may by order permit for the protection of shareholders of the Fund.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. Subscriptions for shares of beneficial interest in the Fund were first accepted for investment as of January 4, 2021. The Fund’s investment objective is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential. The principal office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (888) 330-3350. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Agreement and Declaration of Trust.

As of July 22, 2022, Jeremy May, Michael Imhoff, Jeremy Held, and Richard Wham, each beneficially owned 0.09%, 0.14%, 0.01%, and 0.36%, respectfully, of the Fund’s outstanding Class I Shares. As of July 22, 2022, Jeremy Held held 0.50% of the Fund’s outstanding Class II Shares. No other Fund Trustee or officer held any Shares.

None of the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Trustees (other than through periodic purchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.